EXHIBIT 99.1

Nomination of Board members of AB SKF for the Annual General Meeting 2005

In accordance with a resolution taken at the Annual General Meeting of AB SKF on April 20, 2004, this is to announce the representatives of the four largest shareholders, by number of votes, who, together with the Chairman of the Board, will work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting for decision.

Representatives:
Jacob Wallenberg  Knut och Alice Wallenbergs Stiftelse
Tomas Nicolin   Alecta
Caroline af Ugglas  Skandia Liv
Marianne Nilsson  Robur

The Annual General Meeting of AB SKF will be held on Tuesday April 19, 2005.

Shareholders, who wish to submit proposals for members of the AB SKF Board, can send an e-mail to the Chairman of the Board of AB SKF at this address:

chairman@skf.com

or to one of the shareholder representatives at the following e-mail addresses:

jacob.wallenberg@wcap.se
tomas.nicolin@alecta.se
caroline.af.ugglas@skandia.se
marianne.nilsson@robur.se

Goteborg, October 14, 2004

Aktiebolaget SKF
(publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail: Marita.Bjork@skf.com